Press release

Skandia

12 September 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

August sales SEK 9.9 billion[1]

Sales in August
Sales amounted to SEK 9.9 billion (9.6). Sales in July 2002 totalled SEK 10.6 billion. Demand for equity-related products continues to be affected by the uncertainty and decline in the world's stock markets. This gives rise to fluctuations in sales from month to month. Sales in August were also affected by seasonal variations, which explains the sales decline compared with July. However, sales are at the same level as in the corresponding month a year ago.

New sales of unit linked assurance through August
New sales of unit linked assurance decreased by 18% through August compared with the same period in 2001.

Sales through August
Sales amounted to SEK 83.4 billion (95.8). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 9.0 billion (9.8). Of total sales, SEK 60.8 billion (66.0) pertains to unit linked assurance, SEK 19.7 billion (25.7) to mutual fund savings products, and SEK 1.8 billion (3.0) to direct sales of funds.

In the USA, sales of variable annuities through August amounted to SEK 24.4 billion (28.9), and sales of mutual funds totalled SEK 7.7 billion (16.2). Sales in the UK totalled SEK 27.8 billion (28.9). In Sweden, SkandiaLink's sales amounted to SEK 6.7 billion (7.5). Sales in markets outside the USA, the UK and Sweden amounted to SEK 14.7 billion (11.1).

Compared with the average exchange rates that applied for the full-year 2001, sales through August decreased by approximately 3% as a result of exchange rate movements.

9/23

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Sales figures for the month of September will be released on 11 October 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643
Michael Wolf, Chief Investment Officer, tel. +46-7-788 4559

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
May	11.1	12.4
June	8.9	12.4
July	10.6	10.6
August	9.9	9.6
Subtotal	**83.4**	**95.8**
September		8.3
October		9.5
November		9.4
December		10.8
Total		**133.8**

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Skandia

Exchange rates		2002 31 Aug.	2002 31 July	2002 30 June	2001 31 Dec.	2001 31 Aug.	2001 31 July	2001 30 June
SEK								
EUR	Closing rate	9.21	9.32	9.08	9.33	9.49	9.30	9.22
EUR	Average rate	9.17	9.17	9.14	9.29	9.16	9.11	9.08
GBP	Closing rate	14.52	14.85	14.01	15.32	15.16	15.15	15.31
GBP	Average rate	14.72	14.75	14.73	15.01	14.81	14.76	14.69
USD	Closing rate	9.39	9.51	9.19	10.58	10.45	10.63	10.89
USD	Average rate	10.02	10.09	10.18	10.43	10.33	10.31	10.26
JPY	Closing rate	0.079	0.079	0.077	0.081	0.088	0.085	0.087
JPY	Average rate	0.079	0.079	0.079	0.086	0.085	0.085	0.085